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                                  EXHIBIT 99.2


                              Officers' Certificate
                   Annual Statement of Compliance Certificate
         pursuant to Section 3.10(a) of the Sale and Servicing Agreement
                                   relating to
                 Associates Automobile Receivables Trust 2000-1
                 Associates Automobile Receivables Trust 2000-2

         The undersigned, the President of Arcadia Financial Ltd. ("AFL"), pursuant to Section 3.10(a) of the Sale and Servicing Agreements, (the "Sale and Servicing Agreements"), by and among Associates Automobile Receivables Trust 2000-1 and 2000-2 (the "Trusts"), as issuer, Arcadia Receivables Finance Corp. ("ARFC"), as seller, and AFL in its individual capacity and as servicer, hereby certifies on behalf of the Servicer that:

          1. A review of the Servicer's activities and performance under the Sale and Servicing Agreements during the fiscal year ended December 31, 2002, has been made under my supervision; and

          2. To the best of my knowledge based on such review, except as specified on the attached Annex, the Servicer has fulfilled all of its obligations under the Sale and Servicing Agreements during the aforementioned period.

         Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Sale and Servicing Agreements.

         IN WITNESS WHEREOF, the undersigned has signed his name.

Dated:   March 27, 2003

                                                     ARCADIA FINANCIAL LTD.


                                                     By:  /s/  Jerry W. Bayless
                                                              Jerry W. Bayless
                                                              President




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                                     ANNEX
                            To Officer's Certificate

Arcadia Financial Limited has completed a review of its servicing procedures as Servicer for the portfolios securitized under the 2000-1 Trust as of December 31, 2002. The Servicer's servicing procedures were the same for its securitized portfolios and its owned portfolios. The reviewed procedures are in compliance with the Sale and Servicing Agreement ("Agreement") entered into with the Trust, except as stated below. The dollar amounts and percentages set forth are as of December 31, 2002.


    1. During 2002, delinquencies on bankrupt accounts were underreported by approximately $9.4 million, or 3.0% of outstanding receivables, and liquidations of approximately $4.7 million, or 1.5% of outstanding receivables, were delayed. Commencing in February 2003, the Servicer has changed its policy on aging of bankrupt accounts and related reporting. Consequently, the Servicer will charge-off $4.7 million by the end of April 2003. In addition, liquidations are expected to increase as the bankrupt accounts age prospectively.

    2. There is a discrepancy between the treatment of partial payments in the Servicer's system and the requirements of the Agreements. For purposes of reporting delinquencies, the Servicer's system treats a payment of 90% or more as a full payment, whereas, the Agreement does not provide for such treatment. As a result, the Servicer's delinquency reports did not reflect such loans as delinquent and certain liquidations were delayed. This discrepancy affected approximately $7.1 million in principal balances. The amount of receivables due for liquidation as of December 31, 2002 amounted to approximately $0.5 million, which will be charged-off in April 2003. The Servicer is exploring alternative remedies to ensure compliance with the Agreements.

    3. During 2002, the Servicer's policy allowed the obligor, in certain instances of total physical damage to the vehicle, to substitute another vehicle as collateral for the loan. Such substitution is not permitted under the Agreements. As required by the Agreements, the Servicer will, by April 2003, repurchase (at par plus accrued and unpaid interest) the related balances of approximately $2.1 million, or 0.7% of the outstanding receivables, and will not allow future substitutions.

    4. During 2002, bankruptcy cram-down losses of $0.3 million, or 0.1% of the outstanding receivables, taken on loans that were included in bankruptcy proceedings were reversed when the bankruptcy proceedings were dismissed. The reversals reinstated the loan principal to reflect the obligor's legal obligation, and were posted to the Trusts as recoveries. These reversals are not permitted in the Agreement. The Servicer will reinstate the cram-downs in April 2003 and will not allow these reversals in the future.

    5. The Servicer does not monitor the status of obligor-maintained insurance on the financed vehicles as required under the Agreement. The Servicer has indemnified the Trust in March 2003 for losses of $1.0 million resulting from the obligor's failure to maintain such insurance. The Servicer will also indemnify insurance losses in the future as required under the Agreement.

    6. Loans totaling approximately $0.4 million or, 0.1% of the outstanding receivables, were modified such that the final maturity date of the receivable is after the final scheduled distribution date of the Trust's Notes. Such loans were repurchased from the Trust in February 2003. The Servicer will no longer modify the maturity date of the receivables beyond the final scheduled distribution date.

    7. Certain loans did not have liens perfected within 180 days after closing date of the securitization as required under the Agreements. These loans total approximately $0.2 million or, 0.05% of the outstanding receivables, and will be repurchased (at par plus accrued and unpaid interest) from the Trust in April 2003 as required under the Agreements.

    8. The Servicer did not deposit accrued and unpaid interest of approximately $19 thousand related to repurchased loans. This amount has been deposited in March 2003.

    9. Monthly Servicer reports did not separately state the amounts of repurchased, liquidated or paid in full receivables. The data will be included beginning with the March 2003 reports.